May 4, 2007

Mark P. Shuman
Legal Branch Chief
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jay Ingram

Re:	ICrystal, Inc. (now known as ALL Fuels & Energy Company)
Preliminary Information Statement on Schedule 14C
File No. 0-29417
Date Filed: April 23, 2007

Dear Mr. Shuman:
This is in response to the Staff’s letter of comment dated April 25, 2007, relating to the captioned filing of ICrystal, Inc. (now known as ALL Fuels & Energy Company) (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Comment No. 1
Please be advised that, in response to such comment, a marked version of the Company’s Schedule 14C/A has been filed with the Commission.
Comment No. 2, First Sentence
Please be advised that the requested additions to disclosure have been made.
Comment No. 2, Second Sentence
Please be advised that, in response to such comment, the Company is to file a Schedule 14f-1 on Monday, May 7, 2007.
Comment No. 3
Please be advised that the requested additions to disclosure have been made to the Company’s 10-KSB for the year ended December 31, 2006, which document is to be filed on Monday, May 7, 2007.
Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.

Sincerely,
NEWLAN & NEWLAN

By: /s/ ERIC NEWLAN
Eric Newlan

cc: ALL Fuels & Energy Company